Reprinted from SNLSecurities

SNLSecurities

ThriftINVESTOR

5
MAY 2000
Vol. 14 No. 5

The Song Remains The Same

Queens County Bancorp still leads the pack.

By Steve Evans

As Mel Brooks once declared, "It's good to be the king." In the dwindling savings and loan industry, it's better still, perhaps, to retain the throne year after year.

TOP 100 THRIFTS

Brooks has never shot the second part of his movie "History of the World, Part I," but at *ThriftINVESTOR* we've compiled our second annual performance ranking of the top 100 publicly traded thrifts — a short history chronicling the rise and fall of key institutions in the industry. Once again this year, it was good to be the queen.

Queens County Bancorp Inc., a $1.9 billion thrift with 12 branches in the New York City borough and a lone branch in adjacent Nassau County, continues to focus on large, multifamily loans in the thriving metropolitan New York area. The thrift focuses on lending for rent-controlled apartment buildings, which provide a secure revenue stream for property owners. And that helps Queens County maintain a spotless balance sheet. That's the key to its success. Queens County far and away outranks competitors for the throne, with a return on average equity of 23.24% and a core earnings-per-share growth rate of 26.12%. Queens County also holds first place in our three-year ranking of thrift performance, which is probably of greater importance to value investors. Second-place **Andover Bancorp Inc.**, in comparison, rolled up core ROAE of 15.24% in 1999 and core EPS growth of 12.29%.

Still, Queens County's shimmering performance presents a paradox for potential investors and would-be acquirers. Through the end of the first quarter, the thrift was trading at more than 3x book value and more than 12x earnings on a trailing-12-month basis. The market's perceived value of the franchise is a clear disincentive for Queens County to be acquired, said **Friedman, Billings, Ramsey & Co.** analyst Mike McDonough. If so, then continued growth at Queens County may hinge on the thrift's ability to make an acquisition of its own and expand the asset base, he said. That is, if current shareholders expect to see a comparable pop in the value of their stock.

"It's a high-quality shop and if they were to be acquired somebody is certainly going to have to pay

Steve Evans is a senior newswriter for SNL Securities

Methodology

ThriftINVESTOR's performance rankings for the 100 largest thrifts does not rely on complex metrics. In fact, the rankings criteria are all rudimentary: The six categories are Return on Average Equity, Return on Average Assets, Efficiency Ratio, Three-Year Earnings Per Share Growth Rate, Nonperforming Assets to Total Assets and Net Charge-offs to Average Loans. The last two categories, because they are both used to measure credit quality, were given half weight in the calculation. All data was gathered from the SNL Financial DataSource.

ROAE, the most fundamental in the minds of many, was calculated by dividing net income or net loss of income by average total equity.

ROAA was calculated by dividing net income or net loss of income by average total assets.

Efficiency Ratio was calculated by taking noninterest expense, subtracting foreclosed property expense and the amortization of intangibles, and dividing the result by net interest income (its fully taxable equivalent, where available) plus noninterest income.

For **Three-Year Earnings Per Share Growth Rate**, we used the more conservative of three-year compound annual growth rate and three-year median annual growth rate. More conservative means the lesser of the two numbers, unless either number was negative, in which case the greater of the two was utilized. For companies with fewer than three years of data, the median annual EPS growth over the available time periods was utilized.

The **Ratio of Nonperforming Assets to Total Assets** is defined as the sum of nonperforming loans (including renegotiated loans) and assets acquired through foreclosure, expressed as a percentage of total assets.

The **Ratio of Net Charge-offs to Average Loans**, defined as total loans charged off during the period (excluding operating leases and loans held for sale), minus recoveries, expressed as a percentage of average loans during the period.

While recent performance is of greater importance to many investors, rankings based on a single year can yield distorted results. For that reason, *ThriftINVESTOR* elected to present performance rankings for both 1999 and over a three-year period.

a handsome premium for the franchise — and they deserve it," McDonough said. "I'm not sure whose shareholders are willing to approve a deal for, say, four times book. That's a lot of premium. On the other side, in this market, anybody who's even rumored as being an acquirer gets pounded. That happened to Queens County. There was some thought out in the market that they were looking to do an acquisition to get help on the funding side — they have the asset-generation capability — and their stock certainly suffered on the rumor," McDonough said. "For somebody to be looking at Queens, the market is probably not going to react real favorably to paying four times book value for a company. That's not what investors want to hear, even if it were to be a good deal. Just on the numbers, people are going to look and say, 'Oh, my God: somebody's willing to pay four times book for something.' And I think that's a hurdle somebody's going to have to overcome if they were to look seriously at the franchise."

The same would probably hold true for other thrifts in the upper tier of our list, where the top thrifts all trade at high multiples. In crunching the numbers for the performance rankings — which take into account such fundamental factors as profitability, growth in earnings per share, operating efficiency and credit quality — we found considerable reshuffling between the 1999 and 1998 lists (a more complete explanation for the methodology appears on page 24). Takeouts also influenced the rankings. Andover, for instance, climbed from fourth place last year to occupy the second-place slot formerly held by JSB Financial Inc., which was acquired by **North Fork Bancorp.**

Now North Fork is attempting a hostile takeover of **Dime Bancorp Inc.** Dime struggled with its own proposed merger with **Hudson United Bancorp**, which was called off on April 28. Dime slipped to 36th place in our latest rankings, down from 18th in 1999. While it's important to note than we employed more conservative calculations in the latest rankings, the $23.9 billion Dime franchise continues to post slow EPS growth — a vital component of the performance evaluation. Three year Core EPS growth was 7.73%, with diluted EPS growth of 68.4% from 1995 to 1998. Dime in April reported its 15th-consecutive quarter of record earnings, which Chairman and CEO Lawrence J. Toal called "all the more satisfying because they were accomplished despite a challenging interest rate environment, merger integration planning and the distraction of dealing with a hostile takeover attempt." Stay tuned, as that battle will undoubtedly rage throughout the year.

Top Performers

In calculating the rankings, it came as no surprise that hyper-vigilant lending practices, a tight rein on expenses and sterling assets are the engines driving superior thrift performance. Moreover, the ratings demonstrate convincingly that size is not a factor in performance, since seven of the top 10 savings and loans hold assets of less than $5 billion each. The performance data also show the smaller players are rising rapidly through the ranks. For example, **Hudson City Bancorp** (MHC) was still a mutual thrift just a year ago. Buoyed by an IPO in July 1999 and solid earnings through the end of the calendar year, the $8.52 billion thrift rocketed to 11th place on the *ThriftINVESTOR* scoreboard in its first year of public trading. Missouri-based **NASB Financial Inc.** held onto third place and **Washington Federal Inc.** cracked the Top 10 to occupy fourth place. **First Federal Capital Corp.** surged to fifth place from last year's ranking in the 23rd slot. With approximately $2.1 billion in assets, First Federal unseated **Golden West Financial Corp.**, which slid to 18th place. The $42.1 billion Golden West specializes in the ultra-competitive arena of adjustable-rate mortgages.

Washington Mutual Inc., the nation's largest thrift with $186.5 billion in assets, finished in eighth place. Core EPS growth was 31.65%. Management said in April that the thrift should be able to boost earnings with a greater emphasis on consumer finance and consumer loans, which tend to reprice more quickly in a climate of rising interest rates than traditional mortgages and mortgage-backed securities. Separately, the thrift reported a 5.8% decline in deposit share for the California market, in which Washington Mutual is a major competitor, for the 12-month period ending June 30, 1999.

The greatest one-year leap in performance was posted by **Astoria Financial Corp.**, which catapulted into ninth place from its previous position in 83rd place. Astoria achieved an efficiency ratio of 32.75%, with a core ROAE of 16.66%. A year ago, Astoria's efficiency ratio was 47.05%. The surge was almost exclusively attributable to the September 1998 merger with Long Island Savings Bank, said Astoria's Peter Cunningham, first vice president and director of investor relations.

"We were able to get all systems converted within 30 days after the close of the transaction," Cunningham said. "As result, we were able to recognize 100% of the cost savings within the first quarter. Now what that did was make our efficiency ratio among the lowest in the industry [at

continued on page 6

Table 1
SNL's Top 100 Publicly-Traded Thrifts

Company Name (3-Year Rank)	Ticker	Total Assets ($000)	Performance Score	Core ROAE (%)	Core EPS Growth (%)	Efficiency Ratio (%)	NPAs/ Assets (%)	NCOs/ Avg Loans (%)	Core ROAA (%)	04/17/00 Price/ LTM Core EPS (x)	04/17/00 Price/ Tang Book (%)
1 Queens County Bancorp Inc. (1)	QCSB	1,906,835	95.5	23.24	26.12	29.00	0.15	0.00	1.71	11.5	259.3
2 Andover Bancorp Inc. (4)	ANDB	1,491,054	84.9	15.24	12.29	42.33	0.17	-0.05	1.33	9.4	135.4
3 NASB Financial Inc. (3)	NASB	825,737	77.1	17.07	13.93	47.84	1.31	0.01	1.68	7.2	115.2
4 Washington Federal Inc. (2)	WFSL	6,163,503	77.1	14.77	8.02	18.04	0.54	0.06	1.94	8.1	126.9
5 First Federal Capital Corp. (6)	FTFC	2,084,554	76.3	17.63	18.12	59.65	0.10	0.03	1.19	8.9	166.0
6 People's Bancshares Inc. (16)	PBKB	1,071,176	75.7	25.90	32.57	62.57	0.07	-0.02	0.97	6.6	161.7
7 First Bell Bancorp Inc. (5)	FBBC	816,122	74.8	12.46	8.94	39.23	0.08	0.00	0.99	9.7	149.8
8 Washington Mutual Inc. (15)	WM	186,513,630	74.8	20.13	31.65	45.93	0.55	0.17	1.06	7.7	178.1
9 Astoria Financial Corp. (42)	ASFC	22,696,536	74.5	16.66	5.91	32.75	0.24	0.02	1.00	6.2	145.7
10 MAF Bancorp Inc. (9)	MAFB	4,658,065	73.6	14.62	12.86	45.55	0.48	0.02	1.17	8.2	135.8
11 Hudson City Bancorp Inc. (MHC) (7)	HCBK	8,518,865	73.4	9.05	NA	27.67	0.14	0.00	1.32	NA	NA
12 Brookline Bancorp Inc. (MHC) (11)	BRKL	907,334	72.5	6.73	NA	25.61	0.08	-0.05	2.08	12.9	87.0
13 Flushing Financial Corp. (19)	FFIC	1,249,529	72.4	10.27	36.91	51.64	0.29	0.00	1.08	9.2	107.1
14 American Bank of Connecticut (12)	BKC	763,155	72.0	14.77	18.49	46.20	0.70	0.11	1.28	10.4	169.4
15 Parkvale Financial Corp. (10)	PVSA	1,201,880	71.3	14.49	8.33	45.43	0.27	0.02	1.01	7.7	111.9
16 Roslyn Bancorp Inc. (13)	RSLN	7,725,183	71.2	10.82	NA	32.47	0.25	0.00	1.08	15.5	201.5
17 FirstFed Financial Corp. (29)	FED	3,856,505	71.1	14.91	27.06	44.91	0.40	0.09	0.94	6.4	91.5
18 Golden West Financial Corp. (20)	GDW	42,142,205	70.8	14.57	2.68	34.58	0.59	-0.01	1.13	11.6	161.6
19 ITLA Capital Corp. (8)	ITLA	1,115,823	70.6	14.23	17.55	38.57	2.06	0.20	1.57	5.8	74.5
20 Charter One Financial Inc. (17)	CF	31,819,063	70.2	15.23	8.86	45.49	0.42	0.17	1.22	11.6	188.8
21 Anchor BanCorp Wisconsin Inc. (24)	ABCW	2,663,581	69.8	17.14	10.42	51.93	0.25	0.13	1.14	NA	170.1
22 Ottawa Financial Corp. (27)	OFCP	1,017,168	68.6	12.42	21.10	53.71	0.16	0.03	0.99	12.4	173.1
23 Peoples Heritage Financial Group Inc. (26)	PHBK	13,919,126	68.0	18.53	12.28	53.16	0.40	0.24	1.22	8.6	185.3
24 MECH Financial Inc. [1] (38)	MECH	1,119,693	67.7	16.28	NA	53.94	0.20	0.18	1.38	10.4	161.4
25 GreenPoint Financial Corp. (25)	GPT	15,401,077	67.3	11.60	18.84	46.74	1.47	0.15	1.54	7.6	161.0
26 First Sentinel Bancorp Inc. (30)	FSLA	1,904,696	67.1	7.83	NA	38.09	0.15	0.02	1.23	13.4	125.4
27 Harbor Florida Bancshares Inc. (14)	HARB	1,462,550	65.0	8.54	NA	42.30	0.24	0.07	1.49	13.5	128.8
27 Webster Financial Corp. (44)	WBST	9,931,744	65.0	15.88	15.89	56.33	0.43	0.09	1.01	9.5	187.9
29 Flagstar Bancorp Inc. (21)	FLGS	4,310,039	63.3	21.37	17.16	52.30	1.47	0.37	1.05	4.7	90.3
30 Capitol Federal Financial (MHC) (23)	CFFN	6,539,315	63.1	6.32	NA	36.25	0.09	0.00	1.03	NA	78.2
31 First Northern Capital Corp. [1] (31)	FNGB	839,623	63.1	9.60	14.02	56.15	0.08	0.01	0.96	14.9	137.8
32 Dime Community Bancshares Inc. (52)	DCOM	2,247,615	63.0	9.89	NA	42.86	0.23	0.02	0.98	8.8	130.8
33 Quaker City Bancorp Inc. (57)	QCBC	1,013,437	63.0	11.47	40.03	48.31	0.74	0.15	0.98	7.1	86.5
34 Staten Island Bancorp Inc. (18)	SIB	4,489,314	62.6	8.59	NA	47.24	0.30	0.03	1.30	11.8	116.6
35 Medford Bancorp Inc. (22)	MDBK	1,224,912	62.5	12.45	7.52	48.57	0.20	0.09	0.98	10.5	134.9
36 Dime Bancorp Inc. (51)	DME	23,921,325	61.9	16.11	7.73	58.33	0.41	0.10	1.07	8.4	199.4
37 Richmond County Financial Corp. (28)	RCBK	2,760,095	61.4	7.27	NA	45.29	0.25	0.03	1.19	14.8	154.4
38 St. Francis Capital Corp. (47)	STFR	2,473,356	61.2	13.25	21.88	60.42	0.13	0.04	0.76	8.5	122.3
39 PennFed Financial Services Inc. (33)	PFSB	1,558,763	61.0	11.05	11.21	43.79	0.30	0.03	0.74	8.3	92.7
40 WSFS Financial Corp. (35)	WSFS	1,753,820	60.3	22.59	10.94	66.66	0.48	0.21	1.19	6.6	138.1
41 Hawthorne Financial Corp. (32)	HTHR	1,581,153	59.0	15.12	26.92	48.35	3.14	0.34	0.86	4.4	62.5
42 OceanFirst Financial Corp. (53)	OCFC	1,590,907	58.7	8.92	NA	51.71	0.21	0.02	1.05	11.1	111.7
43 PBOC Holdings Inc. (77)	PBOC	3,398,228	58.4	16.82	7.03	52.76	0.31	0.11	0.83	6.8	110.7
44 Provident Financial Holdings Inc. (84)	PROV	957,431	58.3	12.70	NA	67.03	0.47	0.00	1.24	5.0	62.9
45 Downey Financial Corp. (43)	DSL	9,407,540	57.9	12.66	20.97	58.41	0.42	0.06	0.85	9.4	112.6
46 Sovereign Bancorp Inc. (41)	SVRN	26,607,112	57.4	14.47	13.96	50.97	0.31	0.28	0.82	5.8	105.2
47 BostonFed Bancorp Inc. (48)	BFD	1,253,653	57.2	10.00	19.58	62.07	0.11	-0.04	0.72	7.1	87.8
48 MASSBANK Corp. (37)	MASB	924,716	56.4	8.19	0.95	46.13	0.09	0.01	0.92	11.0	90.9
49 Westcorp (96)	WES	4,498,774	56.3	14.38	6.08	61.90	0.30	1.53	1.24	7.4	103.5
50 Bank United Corp. (50)	BNKU	16,244,679	56.1	15.81	NA	49.36	0.67	0.05	0.77	9.2	148.1

[1] The company has announced an agreement to be acquired.
Source: SNL Securities LC

Table 1
SNL's Top 100 Publicly-Traded Thrifts (continued)

Company Name (3-Year Rank)	Ticker	Total Assets ($000)	Performance Score	Core ROAE (%)	Core EPS Growth (%)	Efficiency Ratio (%)	NPAs/ Assets (%)	NCOs/ Avg Loans (%)	Core ROAA (%)	04/17/00 Price/ LTM Core EPS (x)	Tang Book (%)
51 Seacoast Financial Services Corp. (45)	SCFS	2,122,785	55.1	8.56	NA	52.98	0.30	0.07	1.18	10.0	87.8
51 First Financial Holdings Inc. (46)	FFCH	2,070,752	55.0	15.36	0.29	57.23	0.62	0.06	0.99	9.5	141.1
53 First Essex Bancorp Inc. (54)	FESX	1,377,318	54.9	13.12	4.70	51.24	0.28	0.31	0.96	8.8	156.4
54 InterWest Bancorp Inc. (36)	IWBK	2,579,539	54.8	14.92	2.70	60.90	0.59	0.07	1.05	9.2	145.4
55 Matrix Bancorp Inc. (40)	MTXC	1,284,064	52.8	19.36	22.05	72.18	1.83	0.48	1.00	5.5	95.0
56 First Washington Bancorp Inc. (39)	FWWB	1,631,900	52.6	8.87	NA	49.53	0.50	0.12	1.07	9.7	111.8
57 Independence Community Bank Corp. (64)	ICBC	5,536,978	52.3	4.87	NA	49.57	0.13	0.01	0.90	12.8	111.9
57 Niagara Bancorp Inc. (MHC) (60)	NBCP	1,711,712	51.3	7.40	NA	59.12	0.18	0.07	1.11	14.3	120.9
59 Golden State Bancorp Inc. (63)	GSB	57,019,060	51.1	20.11	NA	54.05	0.39	0.11	0.55	6.5	266.4
60 Klamath First Bancorp Inc. (34)	KFBI	1,041,641	50.9	7.71	12.82	51.62	0.46	0.06	0.90	8.0	70.4
61 Alliance Bancorp (49)	ABCL	1,962,308	50.7	10.53	11.23	67.61	0.24	0.04	0.94	10.4	111.8
62 People's Bank (MHC) (72)	PBCT	10,738,100	48.6	12.50	11.87	64.85	0.44	0.88	0.98	12.8	194.4
63 Commercial Federal Corp. (56)	CFB	12,775,462	47.7	11.66	1.52	51.20	0.80	0.14	0.91	8.9	125.2
63 First FS&L of East Hartford (76)	FFES	1,005,106	46.7	9.36	16.30	60.48	0.10	0.22	0.66	12.3	123.9
65 First Indiana Corp. (59)	FISB	1,979,774	45.7	11.27	2.96	57.29	0.98	0.41	1.01	11.9	126.7
66 GA Financial Inc. (55)	GAF	882,980	45.7	8.30	NA	57.97	0.21	0.08	0.89	8.2	81.7
67 Superior Financial Corp. (73)	SUFI	1,591,945	45.4	10.82	NA	66.24	0.15	NA	0.76	8.9	230.7
68 American Financial Holdings Inc. (62)	AMFH	1,886,153	44.0	4.82	NA	54.04	0.16	0.09	0.89	NA	NA
68 Harris Financial Inc. (MHC) (67)	HARS	2,691,400	44.0	9.23	17.07	61.93	0.43	0.08	0.66	12.1	133.4
70 United Community Financial Corp. (69)	UCFC	1,327,573	43.7	3.44	NA	69.51	0.30	0.01	1.11	14.7	83.0
71 Jefferson Savings Bancorp Inc. (71)	JSBA	1,582,934	42.3	8.42	6.20	56.42	0.63	0.02	0.70	9.8	95.2
71 Camco Financial Corp. (58)	CAFI	813,482	41.6	9.66	-1.58	64.35	0.36	0.03	0.82	8.6	84.2
73 ESB Financial Corp. (66)	ESBF	1,032,445	40.7	9.32	6.12	62.12	0.43	0.01	0.54	8.7	108.2
74 CFS Bancorp Inc. (90)	CITZ	1,649,535	39.9	5.69	NA	57.85	0.79	0.01	0.85	12.7	78.2
75 Sterling Financial Corp. (68)	STSA	2,546,925	39.7	10.36	22.58	66.83	0.65	0.18	0.51	7.1	140.0
76 FMS Financial Corp. (61)	FMCO	772,501	38.1	11.05	2.58	67.16	0.53	0.05	0.68	10.7	113.3
77 Community Savings Bankshares Inc. (78)	CMSV	892,974	37.6	5.15	NA	69.28	0.17	0.02	0.78	15.4	76.4
78 Northwest Bancorp Inc. (MHC) (65)	NWSB	3,078,832	37.3	9.05	4.21	60.16	0.63	0.13	0.73	13.4	170.9
79 Port Financial Corp. (79)	PORT	762,741	37.2	6.74	NA	69.69	0.02	0.05	0.72	NA	NA
80 FIRSTFED AMERICA BANCORP Inc. (80)	FAB	1,393,237	36.6	6.83	NA	66.73	0.21	0.01	0.57	8.7	64.1
81 Eagle Bancshares Inc. (83)	EBSI	1,230,000	36.1	12.96	6.05	76.58	0.71	0.23	0.79	8.4	101.5
82 Hudson River Bancorp Inc. [1] (89)	HRBT	881,139	35.8	3.86	NA	50.64	1.41	0.24	0.88	16.1	70.5
83 First Defiance Financial Corp. (87)	FDEF	987,994	35.6	9.17	5.17	72.38	0.36	0.84	0.95	6.9	77.6
84 WesterFed Financial Corp. (75)	WSTR	1,007,349	33.7	6.87	7.69	65.59	0.34	0.18	0.69	8.3	82.3
85 Progress Financial Corp. (70)	PFNC	765,534	33.1	9.68	19.68	76.34	0.75	0.48	0.61	15.5	143.0
86 Haven Bancorp Inc. (91)	HAVN	2,965,850	32.6	10.61	-4.97	77.60	0.27	0.06	0.44	10.7	127.4
87 Fidelity Bankshares Inc. (MHC) (88)	FFFL	1,718,933	30.3	6.95	3.23	78.09	0.29	0.01	0.34	17.2	119.1
88 PFF Bancorp Inc. (94)	PFFB	2,935,980	29.9	7.77	NA	59.80	0.94	0.20	0.63	7.5	82.9
89 Commonwealth Bancorp Inc. (92)	CMSB	1,922,396	28.5	8.81	2.04	69.41	0.54	0.23	0.72	10.7	127.5
90 Provident Bancorp Inc. (MHC) (86)	PBCP	814,518	28.2	6.34	NA	67.92	0.62	0.06	0.65	NA	131.8
91 Metropolitan Financial Corp. (74)	METF	1,608,119	27.8	10.19	6.51	70.49	0.88	0.20	0.30	7.1	78.4
91 Bank Plus Corp. (95)	BPLS	2,683,452	27.2	-23.05	77.16	64.74	1.50	5.02	-0.83	NM	34.8
93 Coastal Bancorp Inc. (81)	CBSA	2,947,952	27.0	8.90	2.05	61.97	0.65	0.69	0.38	10.9	122.2
94 BankAtlantic Bancorp Inc. (97)	BANC	4,159,901	26.9	10.64	1.32	67.41	1.18	0.92	0.65	11.8	143.4
95 York Financial Corp. [1] (85)	YFED	1,364,626	25.8	7.72	-7.55	64.91	0.78	0.19	0.68	12.8	113.4
96 Connecticut Bancshares Inc. (82)	SBMC	1,227,798	24.0	6.72	NA	72.62	0.96	0.12	0.68	NA	NA
97 Net.B@nk Inc. (98)	NTBK	1,257,885	24.0	1.64	NA	83.76	0.00	0.34	0.36	95.0	117.4
98 Troy Financial Corp. (100)	TRYF	915,096	23.7	3.77	NA	66.20	1.06	0.15	0.63	NA	65.0
99 Ocwen Financial Corp. (93)	OCN	3,309,313	17.4	-10.08	-40.15	138.99	NA	NA	-1.44	NM	93.2
100 BankUnited Financial Corp. (99)	BKUNA	4,078,471	16.1	-1.41	-27.78	89.28	0.68	0.07	-0.07	NM	78.0
Median (Top 100 Thrifts)				**10.57**	**10.68**	**56.38**	**0.39**	**0.07**	**0.96**	**9.4**	**120.0**

[1] The company has announced an agreement to be acquired.

Table 3
Efficiency Ratio
Top 10 performers for 1999

Company Name (Overall Rank)	Ticker	Total Assets ($000)	Efficiency Ratio (%)	04/17/00 Price/ LTM Core Earnings (x)	Tang Book (%)
1 Washington Federal Inc. (4)	WFSL	6,163,503	18.04	8.1	126.9
2 Brookline Bancorp Inc. (MHC) (12)	BRKL	907,334	25.61	12.9	87.0
3 Hudson City Bancorp Inc. (MHC) (11)	HCBK	8,518,865	27.67	NA	NA
4 Queens County Bancorp Inc. (1)	QCSB	1,906,835	29.00	11.5	259.3
5 Roslyn Bancorp Inc. (16)	RSLN	7,725,183	32.47	15.5	201.5
6 Astoria Financial Corp. (9)	ASFC	22,696,536	32.75	6.2	145.7
7 Golden West Financial Corp. (18)	GDW	42,142,205	34.58	11.6	161.6
8 Capitol Federal Financial (MHC) (30)	CFFN	6,539,315	36.25	NA	78.2
9 First Sentinel Bancorp Inc. (26)	FSLA	1,904,696	38.09	13.4	125.4
10 ITLA Capital Corp. (19)	ITLA	1,115,823	38.57	5.8	74.5
Median (Top 100 Thrifts)			**56.38**	**9.4**	**120.0**

Source: SNL Securities LC

Table 4
Core Return on Average Assets
Top 10 performers for 1999

Company Name (Overall Rank)	Ticker	Total Assets ($000)	Core ROAA (%)	04/17/00 Price/ LTM Core Earnings (x)	Tang Book (%)
1 Brookline Bancorp Inc. (MHC) (12)	BRKL	907,334	2.08	12.9	87.0
2 Washington Federal Inc. (4)	WFSL	6,163,503	1.94	8.1	126.9
3 Queens County Bancorp Inc. (1)	QCSB	1,906,835	1.71	11.5	259.3
4 NASB Financial Inc. (3)	NASB	825,737	1.68	7.2	115.2
5 ITLA Capital Corp. (19)	ITLA	1,115,823	1.57	5.8	74.5
6 GreenPoint Financial Corp. (25)	GPT	15,401,077	1.54	7.6	161.0
7 Harbor Florida Bancshares Inc. (27)	HARB	1,462,550	1.49	13.5	128.8
8 MECH Financial Inc. (24)	MECH	1,119,693	1.38	10.4	161.4
9 Andover Bancorp Inc. (2)	ANDB	1,491,054	1.33	9.4	135.4
10 Hudson City Bancorp Inc. (MHC) (11)	HCBK	8,518,865	1.32	NA	NA
Median (Top 100 Thrifts)			**0.96**	**9.4**	**120.0**

Source: SNL Securities LC

Table 5
Core Return on Average Equity
Top 10 performers for 1999

Company Name (Overall Rank)	Ticker	Total Assets ($000)	Core ROAE (%)	04/17/00 Price/ LTM Core Earnings (x)	Tang Book (%)
1 People's Bancshares Inc. (6)	PBKB	1,071,176	25.90	6.62	161.7
2 Queens County Bancorp Inc. (1)	QCSB	1,906,835	23.24	11.54	259.3
3 WSFS Financial Corp. (40)	WSFS	1,753,820	22.59	6.61	138.1
4 Flagstar Bancorp Inc. (29)	FLGS	4,310,039	21.37	4.68	90.3
5 Washington Mutual Inc. (8)	WM	186,513,630	20.13	7.72	178.1
6 Golden State Bancorp Inc. (59)	GSB	57,019,060	20.11	6.45	266.4
7 Matrix Bancorp Inc. (55)	MTXC	1,284,064	19.36	5.48	95.0
8 Peoples Heritage Financial Group Inc. (23)	PHBK	13,919,126	18.53	8.63	185.3
9 First Federal Capital Corp. (5)	FTFC	2,084,554	17.63	8.85	166.0
10 Anchor BanCorp Wisconsin Inc. (21)	ABCW	2,663,581	17.14	NA	170.1
Median (Top 100 Thrifts)			**10.57**	**9.39**	**120.0**

Source: SNL Securities LC

Table 6
EPS Growth
Top 10 performers for 1999

	Company Name (Overall Rank)	Ticker	Total Assets ($000)	Core EPS Growth (%)	04/17/00 Price/ LTM Core Earnings (x)	04/17/00 Price/ Tang Book (%)
1	Bank Plus Corp. (92)	BPLS	2,683,452	77.16	NM	34.8
2	Quaker City Bancorp Inc. (33)	QCBC	1,013,437	40.03	7.06	86.5
2	Flushing Financial Corp. (13)	FFIC	1,249,529	36.91	9.19	107.1
4	People's Bancshares Inc. (6)	PBKB	1,071,176	32.57	6.62	161.7
5	Washington Mutual Inc. (8)	WM	186,513,630	31.65	7.72	178.1
6	FirstFed Financial Corp. (17)	FED	3,856,505	27.06	6.39	91.5
7	Hawthorne Financial Corp. (41)	HTHR	1,581,153	26.92	4.37	62.5
8	Queens County Bancorp Inc. (1)	QCSB	1,906,835	26.12	11.54	259.3
9	Sterling Financial Corp. (75)	STSA	2,546,925	22.58	7.07	140.0
10	Matrix Bancorp Inc. (55)	MTXC	1,284,064	22.05	5.48	95.0
	Median (Top 100 Thrifts)			**10.68**	**9.39**	**120.0**

Source: SNL Securities LC

continued from page 2

32.75%]. The transaction was also accretive to our earnings and exceeded our initial target of 4%. We estimated that we would earn $3.89 in 1999. We actually earned $4.16 on an operating basis. So those two things tend to drive the efficiency ratio to superior levels, and it also drove the growth in EPS as well as the increase in ROE."

Astoria's board would be interested in doing another deal, he added, although low multiples in the industry, as compared to late 1998, have chilled the M&A appetite in the sector.

With $22.7 billion in assets, Astoria competes with top-ranked Queens County for consumer deposits in several New York markets, but not for the same assets. Only 6% of Astoria's portfolio is devoted to multifamily loans, a niche market dominated by Queens County.

It's Good to be the Queen

From the summit, Queens County looks like a model of efficiency and profitability. The thrift in April reported diluted earnings of 42 cents per share for the first-quarter of 2000, representing a 10.5% increase from diluted core earnings of 38 cents per share for the first quarter of 1999. The company also reported first quarter earnings of $7.6 million, representing a 5.8% increase from core earnings of $7.2 million in the first quarter of 1999. The thrift's first-quarter earnings provided a 1.58% return on average assets and a 23.49% return on average stockholder equity; by comparison, the company's first-quarter 1999 core earnings provided an ROA and ROE of 1.66% and 20.83%, respectively.

The results reflect the company's efforts during the fourth quarter of 1999 to restructure the balance sheet, according to Chairman, President and Chief Executive Officer Joseph R. Ficalora. Queens County sold $212 million in multifamily mortgage loans during the quarter to the **Federal Home Loan Bank of New York**, which helped increase the spread and margin on a trailing-quarter basis, in spite of rising market interest rates.

"By restructuring our balance sheet, we have accomplished our objective of setting the stage for future earnings growth," Ficalora said. "In addition, we grew our mortgage loan portfolio to $1.7 billion, with the origination of $142.4 million in mortgage loans. While loan demand has softened somewhat in the face of the Fed's recent measures, we currently have a pipeline of $129.7 million."

The thrift's enduring profitability stems from a mastery of multifamily lending, Ficalora said, coupled with superb asset quality.

"Almost all of our loans are on properties that are rent-stabilized or rent-controlled," he said. "We only lend on the cash flow of the property and we do so very conservatively. That means that we have a very good likelihood that even in adverse circumstances the property cash flow will cover the debt."

The multifamily niche has a built-in security factor that virtually assures loan repayment, he added. In its 1999 annual report, Queens County reported precisely zero problem loans on the books and no charge-offs. Incredibly, the thrift has not posted a net charge-off since 1987 in its multifamily line. And Queens County has not seen any net charge-offs in 22 consecutive quarters for the entire book of business, boasted Ficalora.

Other thrifts were not as fortunate. **Troy Financial Corp.**, **Ocwen Financial Corp.** and **BankUnited Financial Corp.** brought up the rear in the rankings, at 98, 99 and 100, respectively.

Troy Financial converted from mutual to stock form in March 1999 and in April 2000 announced that it would apply to the New York State Banking Department to establish a commercial bank subsidiary in an effort to attract municipal deposits.

Ocwen and BankUnited both compete in the growing south Florida market. Specializing in the acquisition and servicing of subprime and nonperforming mortgage loans, Ocwen toiled last year under the weight of problem loans. The thrift posted net interest income of $91 million for 1999, a 13% decline. Core EPS growth was -40.15%. BankUnited, which plans to open up to eight new branches in 2000, posted a Core EPS growth rate of -27.78%.

The numbers argue persuasively that being in a niche market is no guarantee of success and that rapid expansion does not necessarily garner greater market share. For some thrifts, that path leads only to pain and sorrow.

Queens County, however, has established a leadership position in a niche market, so doing a deal to increase its access to funding may be the best way the thrift can boost assets and sustain its EPS growth rate.

The CEO said he is willing to consider an acquisition, but acknowledged that selling is far less likely.

"I would never close the door to a combination … mainly because I feel there could be strategic attributes that would add real value and better serve our shareholders than we might by ourselves," Ficalora said. He conceded, however, that the thrift's high price-to-book ratio would tend to discourage potential buyers. That's not by design, he stressed, saying it's merely a reality of the market.



Joseph R. Ficalora
Queens County Bancorp Inc.

"I would never close the door to a combination … mainly because I feel there could be strategic attributes that would add real value and better serve our shareholders than we might by ourselves."

"We're a quality company and we're expensive," he said. "You get what you pay for."

"They have tremendous asset-generation capability and they need the funding capabilities to fund their asset growth," said McDonough, of Friedman Billings Ramsey. "One of the ways that probably makes sense is if they could acquire a company, maybe an overcapitalized company. From an investor's standpoint — I think this is very important to note — management and insiders own a tremendous amount of the stock, and they're not going to do anything to damage shareholder value. Management and insiders, between the ESOP and straight ownership, own close to 40% of the stock. And so I don't think you're going to see them go out and overpay for an acquisition." ◆

Reprinted from the May 2000 issue of *Thrift Investor*.